UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CONFLICT MINERALS

GREAT BASIN SCIENTIFIC, INC.

(Exact name of the registrant as specified in its charter)

Delaware	001-36662	83-0361454
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

420 E. South Temple, Suite 520 Salt Lake City, UT	84111
(Address of principal executive offices)	(Zip code)

Jeffrey A. Rona

(801) 990-1055

(Name and telephone number, including area code, of

the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2016 to December 31, 2016.

Section 1. Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Great Basin Scientific, Inc.’s Conflict Mineral Report, filed as Exhibit 1.01 hereto, is publicly available on its website at www.gbscience.com/investors as well as on the Securities and Exchange Commission’s EDGAR database at www.sec.gov.  The content of any website referred to in this Form, and any information accessible through such websites, is included for general information only and is not incorporated by reference in this Form nor deemed filed with the Securities and Exchange Commission.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form.

Section 2. Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GREAT BASIN SCIENTIFIC, INC.

By:	/s/ Jeffrey A. Rona

	Name:	Jeffrey A. Rona
	Title:	Chief Financial Officer

May 30, 2017